UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

January 26, 2025

Date of Report (Date of earliest event reported)

EMBRACE CHANGE ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-41397	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5186 Carroll Canyon Rd San Diego, CA 92121	92121
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (858) 688-4965

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one Ordinary Share of par value $0.0001, one Warrant and one Right	EMCGU	The Nasdaq Stock Market LLC
Ordinary shares, par value $0.0001 per share, included as part of the Units	EMCG	The Nasdaq Stock Market LLC
Warrants included as part of the Units	EMCGW	The Nasdaq Stock Market LLC
Rights included as part of the Units	EMCGR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material definitive Agreement.

The Merger Agreement

On January 26, 2025, Embrace Change Acquisition Corp., a Cayman Islands exempted company (“EMCG” or “Parent”), entered into a merger agreement (as it may be amended, supplemented, or otherwise modified from time to time, the “Merger Agreement”), by and between EMCG, EMC Merger Sub 1, a Cayman Islands exempted company and wholly owned subsidiary of the Parent (“Purchaser”), EMC Merger Sub 2, a Cayman Islands exempted company and wholly owned subsidiary of Purchaser (“Merger Sub”), and Tianji Tire Global (Cayman) Limited, a Cayman Islands exempted company (“Tianji” or the “Company”), pursuant to which (a) EMCG will be merged with and into Purchaser (the “Reincorporation Merger”), with Purchaser surviving the Reincorporation Merger, and (b) Merger Sub will be merged with and into the Company (the “Acquisition Merger”), with the Company surviving the Acquisition Merger as a direct wholly owned subsidiary of Purchaser (collectively, the “Business Combination”). Following the Business Combination, Purchaser will be a publicly traded company.

Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Merger Agreement.

Consideration

At the effective time of the Acquisition Merger, each Tianji Class A ordinary share will be converted into the right to receive one Reincorporation Merger Surviving Corporation Class A ordinary share and each Tianji Class B ordinary share will be converted into the right to receive one Reincorporation Merger Surviving Corporation Class B ordinary share, as outlined in the Merger Agreement.

Purchaser will issue an aggregate of 45,000,000 of its ordinary shares (“Purchaser Ordinary Shares”) with a deemed price per share of US$10.00, for a total value equal to the merger consideration, $450,000,000 (the “Merger Consideration Shares”), to the shareholders of Tianji (the “Tianji Shareholders”) at the Closing. Upon Closing, the Tianji Shareholders will no longer hold any rights in the Tianji ordinary shares they held prior to the Closing, and they will hold the right to receive their portion of the Merger Consideration Shares pursuant to the Merger Agreement.

Issuance of Share Consideration

In connection with the Acquisition Merger, fractional shares of the Purchaser Ordinary Shares that would otherwise be issued to the Tianji Shareholders will be rounded down to the nearest whole share.

Representations and Warranties

In the Merger Agreement, the Company makes certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Merger Agreement) relating to, among other things: (a) corporate existence and power of the Company and its subsidiaries (together, the “Company Parties”) and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) no need for governmental authorization for the execution, delivery or performance of the Merger Agreement; (d) absence of conflicts; (e) capital structure of the Company Parties; (f) subsidiaries of the Company; (g) accuracy of charter documents and corporate records of the Company Parties; (h) accuracy of the list of all assumed or “doing business as” names used by the Company Parties; (i) required consents and approvals; (j) financial information; (k) books and records; (l) absence of certain changes or events; (m) title to assets and of properties and list of customer products sold; (n) litigation; (o) material contracts; (p) licenses and permits; (q) compliance with laws; (r) intellectual property; (s) accounts receivable and payable and loans; (t) pre-payments; (u) employees and employee benefits; (v) employment matters; (w) withholding; (x) leased property; (y) tax matters; (z) environmental laws; (aa) finders’ fees; (bb) powers of attorney and suretyships; (cc) directors and officers; (dd) international trade matters and anti-bribery compliance; (ee) that the Company is not an investment company; (ff) insurance; (gg) affiliate transactions; (hh) compliance with privacy laws and policies; (ii) sanctions laws; (jj) board approval, (kk) the truthfulness of other related information; and (ll) no additional representations and warranties.

In the Merger Agreement, EMCG, on its behalf and also on behalf of Purchaser and Merger Sub (together, the “Parent Parties”), makes certain representations and warranties relating to, among other things: (a) corporate existence and power of the Parent Parties; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) no need for governmental authorization for the execution, delivery or performance of the Merger Agreement; (d) absence of conflicts; (e) finders’ fees; (f) issuance of the Merger Consideration Shares; (g) capital structure of the Parent Parties; (h) information supplied; (i) minimum trust fund amount; (j) validity of Nasdaq Stock Market listing; (k) that EMCG is a public reporting company; (l) no market manipulation; (m) board approval; (n) EMCG’s SEC documents and financial statements; (o) absence of litigation; (p) compliance with laws; (q) anti-money laundering laws; (r) sanctions laws; (s) that EMCG is not an investment company; and (t) tax matters.

Conduct Prior to Closing; Covenants Pending Closing

The Company and the Parent Parties have agreed to operate their respective business in the ordinary course, consistent with past practices, prior to the closing of the transactions (with certain exceptions) and not to take certain specified actions without the prior written consent of the other party.

The Merger Agreement also contains customary closing covenants.

Conditions to Closing

General Conditions to Closing

Consummation of the Merger Agreement and the transaction therein is conditioned on, among other things, (i) no provisions of any applicable law and no order prohibiting or preventing the consummation of the closing; (ii) there not being any action brought by a third party that is not an affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the closing; (iii) all consents, approvals and filings required to consummate the transactions contemplated by the Merger Agreement shall have been made or obtained; (iv) the SEC having declared the registration statement with respect to the Business Combination effective, and no stop order suspending the effectiveness of the registration statement or any part thereof having been issued; (v) the Merger Agreement and the transaction contemplated thereby, having been duly authorized and approved by the shareholders of EMCG; (vi) the Merger Agreement and the transaction contemplated thereby, having been duly authorized and approved by the Tianji Shareholders; (vii) each of the persons listed on the disclosure schedule shall have entered into a Lock-up Agreement; (viii) as of the Closing, the Purchaser shall have at least $5,000,001 in net tangible assets; and (ix) the CSRC shall have accepted the CSRC Filings and published the filing results in respect of the CSRC Filings on its website, and such notice of acceptance or filing results published by the CSRC shall remain valid and not rejected, revoked, withdrawn, amended or invalidated prior to 8:00 AM on the Closing Date.

Company’s Conditions to Closing

The obligations of the Company to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

a)	The Parent Parties complying with all of their obligations under the Merger Agreement in all material respects;

b)	The representations and warranties of the Parent Parties being true on and as of the date of the Merger Agreement and the Closing Date of the transactions except as would not be expected to have a material adverse effect;

c)	There having been no material adverse effect to the Parent Parties;

d)	The Company having received a certificate signed by an authorized officer of Parent Parties to the effect set forth in (a) through (c);

e)	The Company having received a recent certificate of good standing as of a date no later than ten (10) days prior to the Closing Date regarding the Parent from the Cayman Registrar;

f)	Each of the Parent Parties having executed and delivered to the Company each additional agreement to which it is a party;

g)	The Parent Parties complying with the reporting requirements under the applicable Securities Act and Exchange Act rules;

h)	Purchaser having received a letter from Nasdaq approving the listing of Reincorporation Merger Surviving Corporation;

i)	The CSRC shall have accepted the CSRC Filings and published the filing results in respect of the CSRC Filings on its website), and such notice of acceptance or filing results published by the CSRC shall remain valid and not rejected, revoked, withdrawn, amended or invalidated prior to 8:00 AM on the Closing Date; and

j)	Either Parent or Purchaser shall not having received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail to meet the Nasdaq listing requirements as of the Closing Date for any reason, where such notice has not been subsequently withdrawn by Nasdaq or the underlying failure appropriately remedied or satisfied.

Parent Parties’ Conditions to Closing

The obligations of the Parent Parties to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

a)	The Company complying with all of its obligations under the Merger Agreement in all material respects;

b)	The representations and warranties of the Company being true on and as of the date of the Merger Agreement and the Closing Date of the transactions except as would not be expected to have a material adverse effect;

c)	There having been no material adverse effect to the Company;

d)	The Company having received a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company to the effect set forth in (a) through (c);

e)	The Parent Parties shall have received (i) a copy of the Organizational Documents of the Company as in effect as of the Closing Date, (ii) the copies of resolutions duly adopted by the board of directors of the Company and by the Requisite Company Vote of the Company’s Shareholders authorizing this Agreement, the Plan of Merger, and the transactions contemplated hereby and thereby, and (iii) a recent certificate of good standing of the Company as of a date no later than ten (10) days prior to the Closing Date regarding the Company from the Cayman Registrar;

f)	The Parent Parties having received copies of all necessary governmental approvals, and no such governmental approval shall have been revoked;

g)	The Parent Parties having received a copy of each of the Additional Agreements duly executed by all required parties thereto, other than Parent; and

h)	The Parent Parties having received copies of third party consents relating to the Acquisition Merger and set forth on disclosure schedules in form and substance reasonably satisfactory to the Parent Parties, and no such consents have been revoked.

Outside Date

EMCG and the Company have agreed that the closing of the Business Combination (the “Closing”) shall occur no later than August 12, 2025 (the “Outside Date”).

Termination

The Merger Agreement may be terminated and/or abandoned at any time prior to the Closing, whether before or after approval of the proposals being presented to the shareholders of Purchaser, by:

●	Mutual written consent of the Parent Parties and the Company duly authorized by each of their respective boards of directors;

●	Any of the Parent Parties, if any of the representations or warranties of the Company shall not be materially true and materially correct, or if the Company has failed to perform any covenant which, if capable of being cured is not cured (or waived by the Parent Parties) by the earlier of (i) the Outside Date or (ii) 20 days after written notice thereof is delivered to the Company, provided that the Parent Parties are not in breach of the Merger Agreement at such time;

●	The Company, if any of the representations or warranties of the Parent Parties shall not be true and correct, or if any Parent Party has failed to perform any covenant which, if capable of being cured is not cured (or waived by the Company) by the earlier of (i) the Outside Date or (ii) 20 days after written notice thereof is delivered to the Parent Parties, provided that the Company is not in breach of the Merger Agreement at such time; or

●	The Company or any Parent Party on or after the Outside Date, (i) if the Acquisition Merger shall not have been consummated prior to the Outside Date; provided, however, that the terminating party shall not be in breach of the Merger Agreement as of the date of such termination, provided further, that if the parties will enter into good faith discussions, with a view to continuing to pursue the transactions contemplated by this Agreement on terms and conditions mutually agreed by the parties; (ii) if any governmental order preventing the consummation of the Business Combination shall be in effect and shall have become final and non-appealable; or (iii) if any of the matters to be approved by EMCG’s shareholders in connection with the Business Combination are not so approved.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

Related Agreements

Sponsor Support Agreement

Contemporaneously with the execution of the Merger Agreement, Wuren Fubao Inc. (the “Sponsor”) has entered into a support agreement with EMCG and the Company (the “Sponsor Support Agreement”), pursuant to which the Sponsor has agreed to, among other things, approve the Merger Agreement and the Business Combination and other transactions contemplated hereby, and not transfer their Parent securities prior to the Closing.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which is filed as Exhibit 10.1 hereto.

Company Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain stockholders of the Company have entered into a support agreement with EMCG and the Company (the “Company Support Agreement”), pursuant to which such shareholders have agreed to, among other things, approve the Merger Agreement and the Business Combination and other transactions contemplated hereby, and not transfer their securities prior to the Closing.

The foregoing description of the Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which form is filed as Exhibit 10.2 hereto.

Registration Rights Agreement

At the closing of the Proposed Business Combination, Reincorporation Merger Surviving Corporation, Sponsor and certain shareholders of the Company will enter into a registration rights agreement (the “Registration Rights Agreement”) with the principal shareholders with respect to certain shares, units, private units (and the private shares and private warrants) to the extent they own at the Closing. The Registration Rights Agreement will provide certain demand registration rights and piggy-back registration rights to such shareholders, subject to underwriter cutbacks and issuer blackout periods. Purchaser will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which is filed as Exhibit 10.3 hereto.

Lock-up Agreements

The Sponsor, Reincorporation Merger Surviving Corporation and certain Tianji Shareholders (“Holders”) will enter into and deliver to Parent lock-up agreements (“Lock-up Agreements”) prior to Closing.

Pursuant to the Lock-Up Agreements, these Holders will, subject to certain customary exceptions, agree not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, Purchaser Ordinary Shares held by them (the “Lock-Up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares, or otherwise engage in any short sales or other arrangements with respect to the Lock-Up Shares, or (iv) publicly announce any intention to effect any transaction specified in clauses (i) or (ii), until the date that is six (6) months after the date of the Closing (the “Lock-Up Period”).

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, a form of which is filed as Exhibit 10.4 hereto.

Item 7.01. Regulation FD Disclosure

On January 27, 2025, EMCG and the Company issued a joint press release announcing the execution of the Merger Agreement described in Item 1.01 above. The press release is attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference. Notwithstanding the foregoing, information contained on the websites of EMCG, the Company or any of their affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of EMCG under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibit 99.1.

IMPORTANT NOTICES

Forward-Looking Statements

This Current Report on Form 8-K contains certain statements that are not historical facts but are “forward-looking statements” for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending transactions described above, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

These forward-looking statements are subject to number of risks and uncertainties, that could cause actual results to differ materially from expected results. Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the pending transaction, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) risks related to the ability of EMCG and the Company to successfully integrate the businesses; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iv) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the EMCG or the Company; (v) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (vi) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of EMCG’s securities; (vii) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of the Company to retain dealers and retain and hire key personnel and maintain relationships with their dealers and product users and on their operating results and businesses generally; (viii) the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and (ix) risks associated with the financing of the proposed transaction. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither EMCG nor the Company presently know or that EMCG and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. A further list and description of risks and uncertainties can be found in the Prospectus dated August 9, 2022 relating to EMCG’s initial public offering and in the Registration Statement and proxy statement that will be filed with the SEC by EMCG and/or its subsidiary in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. In addition, forward looking statements reflect EMCG’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this report. EMCG and the Company anticipate that subsequent events and developments will cause EMCG’s and the Company’s assessments to change. Forward-looking statements relate only to the date they were made, and EMCG, the Company and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation. These forward-looking statements should not be relied upon as representing EMCG’s and the Company’s assessments as of any date subsequent to the date of this report. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements.

Additional Information and Where to Find It

In connection with the transaction described herein, EMCG and and/or its subsidiary will file relevant materials with the Securities and Exchange Commission (the “SEC”), including the Registration Statement on Form S-4 or Form F-4 and a proxy statement (the “Registration Statement”). The proxy statement and a proxy card will be mailed to shareholders as of a record date to be established for voting at the stockholders’ meeting of EMCG shareholders relating to the proposed transactions. Stockholders will also be able to obtain a copy of the Registration Statement and proxy statement without charge from EMCG. The Registration Statement and proxy statement, once available, may also be obtained without charge at the SEC’s website at www.sec.gov or by writing to EMCG at 5186 Carroll Canyon Rd, San Diego, CA, 92121. This Current Report on Form 8-K may be deemed to be offering or solicitation material in respect of the proposed business combination, which will be submitted to the shareholders of EMCG for their consideration. INVESTORS AND SECURITY HOLDERS OF EMCG ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT EMCG WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE, IN EACH CASE, BEFORE MAKING ANY INVESTMENT OR VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EMCG, THE COMPANY AND THE TRANSACTIONS DESCRIBED HEREIN.

Participants in Solicitation

EMCG, the Company and certain shareholders of EMCG, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of EMCG ordinary shares stock in respect of the proposed transaction. Information about EMCG’s directors and executive officers and their ownership of EMCG ordinary shares is set forth in the Prospectus dated August 9, 2022 and filed with the SEC. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of EMCG or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. This Current Report on Form 8-K does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits:

Exhibit	Description
2.1*	Merger Agreement dated January 26, 2025 by and among EMCG, Purchaser, Merger Sub and the Company
10.1	Sponsor Support Agreement dated as of January 26, 2025
10.2*	Form of Company Support Agreement dated as of January 26, 2025
10.3	Form of Registration Rights Agreement
10.4	Form of Lock-up Agreement
99.1	Press Release dated January 27, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 27, 2025

EMBRACE CHANGE ACQUISITION CORP.

By:	/s/ Jingyu Wang
Name:	Jingyu Wang
Title:	Chief Executive Officer